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SEC 02054476 COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2002 WASH, D.C. 152

SEC FILE NUMBER
8- 46604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 AND ENDING 03/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Loewen, Ondaatje, McCutcheon USA Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hazelton Lanes, East Tower, 55 Avenue Road, Suite 2250
(No. and Street)

Toronto, Ontario — Canada — M5R 3L2
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Arokium (416) 964-4475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bernard Arokium, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loewen, Ondaatje, McCutcheon USA Limited, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARRETT HERMAN, A COMMISSIONER, ETC.,
CITY OF TORONTO, FOR LOEWEN,
ONDAATJE, McCUTCHEON LIMITED,
AND ITS ASSOCIATED COMPANIES.
EXPIRES JANUARY 2, 2005.

Signature

Acting Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Financial Statements and Supplementary Information (Expressed in U.S. dollars)

Year ended March 31, 2002

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) Rule 17a-5 of the Securities and Exchange Act of 1934.

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited as at March 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 23, 2002

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2002

Assets

Current assets:	
Cash (note 2)	$ 432,199
Due from:	
Brokers and dealers (note 3)	94,738
Clients	90
Parent (note 3)	45,700
Other assets	12,147
Income taxes receivable	32,301
	$ 617,175

Liabilities and Stockholder's Equity

Current liabilities:	
Due to clients	$ 98,048
Accrued expenses	10,000
	108,048
Stockholder's equity:	
Authorized:	
Unlimited common shares	
Issued and outstanding:	
842,320 common shares	375,000
Retained earnings	134,127
	509,127
	$ 617,175

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Income
(Expressed in U.S. dollars)

Year ended March 31, 2002

Revenue:	
Commissions	$ 235,856
Interest	3,926
Other	991
	240,773
Expenses:	
Variable costs	129,060
Operating, general and administration (note 3)	10,130
Foreign exchange loss	8,865
Trading costs (note 3)	16,495
Professional fees	25,776
	190,326
Income before income taxes	50,447
Income taxes	25,145
Net income	$ 25,302

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2002

	Capital stock	Retained earnings
Balance, beginning of year	$ 375,000	$ 108,825
Net income	–	25,302
Balance, end of year	$ 375,000	$ 134,127

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2002

Cash provided by (used in):	
Operating activities:	
Net income	$ 25,302
Change in non-cash operating working capital:	
Decrease in due from clients	808,323
Increase in due from brokers	(94,738)
Decrease in due to clients	(350,655)
Decrease in due to brokers	(359,710)
Decrease in income taxes receivable	41,118
Increase in other assets	(3,350)
Increase in due from affiliate	(45,700)
Decrease in payable to affiliate	(37,063)
Increase in accrued expenses	10,000
Decrease in cash position	(6,473)
Cash, beginning of year	438,672
Cash, end of year	$ 432,199
Supplemental cash flow information:	
Income taxes paid	$ 44,196

See accompanying notes to financial statements.

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act and is a wholly owned subsidiary of Loewen, Ondaatje, McCutcheon Limited ("LOM"), a Canadian investment dealer. The Company is registered as a broker/dealer with the National Association of Securities Dealers Inc. The Company's primary source of revenue is commission fees for securities trade execution for U.S. resident institutional clients. Through LOM, the Company has a Clearing Agreement with TD Waterhouse Institutional Services, a wholly owned subsidiary of the Toronto Dominion Bank. The Company does not hold customer securities or perform custodial functions relating to customer accounts. The Company is located in Toronto, Canada.

1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Revenue recognition:

Commissions arising from trading activities are recorded as earnings on a trade date basis.

(b) Securities transactions:

Customer securities transactions are recorded on the trade date.

(c) Translation of foreign currency:

The functional currency of the Company is the Canadian dollar. Accordingly, monetary assets and liabilities of the Company that were denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Transactions included in operations are translated at the average rates for the year. Exchange gains and losses resulting from the translation of these amounts were reflected in the statement of income in the year in which they occurred.

1. **Significant accounting policies (continued):**

(d) Corporate income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

(e) Fair value:

Financial assets and liabilities are recorded at fair value. Carrying values approximate fair values due to the imminent or short-term maturity of the financial assets and liabilities.

(f) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. **Segregated cash:**

Cash includes $44,952 which is segregated in accordance with SEC Rule 15c 3-3.

3. ***Related party transactions:***

The parent company, LOM, provides certain administrative functions on behalf of the Company for which it charges a fee. During the year ended March 31, 2002, the total of such charges, included in operating, general and administration expenses was $10,130 and included in trading cost was $16,495.

(Expressed in U.S. dollars)

3. Related party transactions (continued):

Balances with the parent company are as follows:

Included in:	
Due from brokers and dealers	$ 94,738
Due from parent	45,700

4. Regulatory net capital requirement:

The Company is subject under Rule 15c3-1 to maintain minimum net capital. The Company computes its regulatory net capital under the alternative method of the Securities and Exchange Commission Uniform Net Capital Rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. As at March 31, 2002, the Company had net capital of $418,979, which is $168,979 in excess of the required minimum net capital of $250,000.

5. Income taxes:

The provision for income taxes varies from the expected provision of the statutory rate for the following reasons:

Combined basic Canadian federal and provincial income tax rate	40.88%
Increase from statutory rate resulting from tax adjustments	1.12%
Effective income tax rate	42.00%

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule 1 - Computation of Net Capital
(Expressed in U.S. dollars)

Year ended March 31, 2002

Total ownership equity from statement of financial condition	$ 509,127
Less non-allowable assets	90,148
Net capital	$ 418,979
Basic net capital requirement:	
Greater of:	
(i) 2% of aggregate debit item from reserve requirement	$ 1
(ii) Minimum net capital	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 168,979

The above computation does not differ materially from the computation the Company filed on its Focus II.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule 2 - Computation for Determination of Reserve Requirement
(Expressed in U.S. dollars)

Year ended March 31, 2002

Credit balances in customers' securities account:		
Aggregate credit items	$	4,898
Customers' securities failed to receive	$	–
Debit balances in customers' cash and margin accounts		–
Securities borrowed to effectuate short sales by customers		–
Aggregate debit items	$	90
3% reduction of aggregate debit items		(2)
Adjusted customer-related debits	$	88
Reserve requirement	$	4,810
Special reserve account balance prior to computation	$	44,952
Deposit required		–
Net amount in reserve account after deposit	$	44,952

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

In planning and performing our audit of the financial statements and supplemental schedules of Loewen, Ondaatje, McCutcheon USA Limited (the "Company") as at and for the year ended March 31, 2002, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The audit was conducted in accordance with auditing standards generally accepted in the United States of America and included a review of the Company's accounting systems and internal accounting controls to the extent required in accordance with such standards.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of net capital under Rule 17a-3(a)(11) and (ii) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recording of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 23, 2002